

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
Mr. Guilherme Perboyre Cavalcanti
Chief Financial Officer
Fibria Celulose S.A.
Alameda Santos, 1357
6th Floor
01419-908, Sao Paulo, SP
Brazil

> **Re:     Fibria Celulose S.A.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-15018**

Dear Mr. Cavalcanti:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2013

Financial Statements

Note 24(b)(i) - Comments regarding possible tax contingencies, page F-98

1.    We note that you paid R$560,453,000 during 2013 under a tax amnesty and refinancing program to settle tax assessments related to earnings from your foreign subsidiaries.  We understand you have discontinued proceedings in defense of your position that since your Hungarian subsidiary is subject to taxation in its country of incorporation, the position taken by the tax authorities violates Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes imposition of net income taxes on the net income of the Brazilian company for operations in Hungary.  Given that you had only received tax assessments for such operations through 2008, please disclose

the extent to which there continues to be exposure for subsequent years. Please also update your disclosure to clarify how you are now calculating income taxes on foreign subsidiary earnings and how any repatriated earnings impact your tax expense. For example, it would be helpful to explain how Article 74 of Provisional Measure 2,158 addresses your requirements to pay income taxes on earnings from foreign subsidiaries and to describe the changes in accounting you have implemented to conform.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief